

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 19, 2008

Via Facsimile (212) 593-5955 and U.S. Mail

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

      Re: Footstar, Inc.
           Revised Preliminary Proxy Statement filed May 16, 2008 by Outpoint
             Offshore Fund, Ltd., et. al.
           File No. 001-11681

Dear Mr. Weingarten:

We have reviewed the above referenced filing and have the following comments.

Background to the Solicitation, page 4

1.   Please disclose briefly the substance of your response to the first bullet point in prior comment 3.

Quorum and Voting, page 15

2.   It appears from the company's organizational documents that the approval of Proposal 2 is subject to the vote of holders of 80% of the company's outstanding securities instead of a majority of such shares, as stated in your proxy statement. Please revise.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

           Sincerely,

           Daniel F. Duchovny
           Special Counsel
           Office of Mergers and Acquisitions